Exhibit 8.2

[SAUL EWING LLP LETTERHEAD]

Pocono Community Bank
559 Main Street
Stroudsburg, PA 18360
Attention:  Mr. John G. Gerlach
President

Gentlemen:

We are acting as special tax counsel to Pocono Community Bank, a Pennsylvania banking institution (“PCB”) in connection with the planned merger (the “Merger”) of PCB with and into First Keystone National Bank, a National Banking Association (“FKNB”), a wholly owned subsidiary of First Keystone Corporation, a Pennsylvania business corporation and a registered bank holding company (“FKC”), pursuant to the Agreement and Plan of Merger dated May 10, 2007 by and among PCB, FKC and FKNB (the “Agreement”).   FKNB will be the surviving entity in the Merger. At the Effective Time, other than Dissenting Shares and Treasury Shares, each share of PCB Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive any of the following:  (i) FKC Common Stock, (ii) cash, or (iii) a combination of FKC Common Stock and cash pursuant to an election of the PCB shareholder.  Any shares of PCB Common Stock held in the treasury of PCB immediately prior to the Effective Time shall be retired and cancelled pursuant to the Agreement.

This Opinion is being provided pursuant to the requirements of Section 7.1(c) of the Agreement.  All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement and its Exhibits.

In connection with the opinion set forth below with respect to the Merger, we have reviewed and relied upon the following documents:

(i)            The charter, bylaws, directors’ resolutions, and stockholder resolutions of PCB;

(ii)           The Agreement;

(iii)          Certificates of certain officers of FKC and PCB; and

(iv)          Such other documents as we have deemed relevant or appropriate to our opinion.

In rendering this Opinion, we have relied upon the accuracy and authenticity of the information contained in such documents.  This Opinion is further based upon the following assumptions which we have made with your consent and upon which we are relying:

(i)            The PCB shareholders will receive either (a) FKC Common Stock, (b) cash, or (c) a combination of  FKC Common Stock and cash.  However, the value of the FKC Common Stock exchanged for the PCB Common Stock will exceed 50% of the total consideration received by the PCB shareholders with respect to the PCB Common Stock owned by them at the Effective Time. PCB’s Common Stock now, and at the Effective Time, will be the only class of PCB stock outstanding;

(ii)           Immediately following the Merger, FKNB, a wholly owned subsidiary of FKC, will possess all of the assets and liabilities as possessed by PCB immediately prior to the Effective Time;

(iii)          FKNB will continue the historic business of PCB and will use a significant portion of PCB’s assets in the continuing business of FKNB;

(iv)          The Merger will be consummated in accordance with the Agreement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof);

(v)           The Merger will qualify as a merger under the National Bank Act as approved by the Office of the Comptroller of the Currency and by the Pennsylvania Department of Banking; and

(vi)          The Agreement and all other documents and instruments referred to therein are valid and binding in accordance with their terms.

Based upon the foregoing facts, documents and assumptions, it is our opinion that for U.S. federal income tax purposes:

(a)           The Merger of PCB into FKNB will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and PCB, FKNB and FKC will each be a party to the “reorganization” within the meaning of Section 368(b) of the Code;

(b)           No gain or loss will be recognized by PCB, FKNB and FKC as a result of the Merger;

(c)           No gain or loss will be recognized by any PCB stockholder upon the exchange of the shares of PCB Common Stock solely for shares of FKC Common Stock pursuant to the Merger;

(d)           For those PCB shareholders that received all cash upon the exchange of the PCB Common Stock pursuant to the Merger, such shareholders will recognize gain or loss, equal to the difference between the amount of cash and the shareholder’s adjusted tax basis in the PCB Common Stock;

(e)           Any PCB shareholder that receives a combination of FKC Common Stock and cash for the PCB Common Stock pursuant to the Merger will recognize gain (but not a loss) equal to the lesser of the amount of cash received or the gain realized on the transaction (e.g., the fair market value of the FKC Common Stock plus the cash received, less the shareholder’s adjusted tax basis in the PCB Common Stock);

(f)            The aggregate tax basis of the shares of FKC Common Stock received solely in exchange for the shares of PCB Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the shares of PCB Common Stock exchanged therefor;

(g)           For those shareholders receiving both cash and FKC Common Stock, the aggregate tax basis of the shares of FKC Common Stock received for PCB Common Stock pursuant to the Merger will be equal to the aggregate adjusted tax basis of the shares of PCB Common Stock surrendered for the FKC Common Stock and cash, reduced by the amount of cash received by the PCB shareholder pursuant to the Merger, and increased by the amount of gain recognized by the PCB shareholder on the exchange;

(h)           Assuming that no PCB shareholder owns shares in FKC at the Effective Time, any gain recognized because of the receipt of cash will be capital gain.  If the PCB shareholder has held the PCB Common Stock for more than a year, the gain will be long term; otherwise, it will be short term;

(i)            The holding period for the shares of FKC Common Stock received in exchange for the shares of PCB Common Stock pursuant to the Merger will include the holding period of the shares of PCB Common Stock exchanged therefor, provided such shares of PCB Common Stock were held as capital assets by the shareholder at the Effective Time; and

(j)            The payment of cash in lieu of fractional share interest of FKC Common Stock will be treated as if the fractional share interest were distributed as part of the Merger and then redeemed by FKC.  Such cash payment will be treated as having been received as a distribution in full payment in exchange for the fractional share interest redeemed, as provided in Section 302(a) of the Code.

The above opinions do not address all aspects of the United States federal income taxation that may be relevant to PCB shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to PCB shareholders subject to special treatment under the Code (including banks, tax exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use mark-to-market method of accounting, investors in pass-through entities, PCB shareholders who own their shares of PCB Common Stock as part of a hedge, straddle or conversion transaction, PCB shareholders who acquired their shares of PCB Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and PCB shareholders who are not “United States persons” as defined in Section 7701(a)(30) of the Code).  In addition, the opinion does not address any aspect of state, local or foreign taxation.  No assurance can be given that the IRS would not assert, or that a Court would not sustain, a position contrary to any of the opinions set forth above.  No ruling is being requested by the Internal Revenue Service concerning the tax consequences of the Merger.

Furthermore, our opinion is based on current federal income tax law and administrative practice, and we do not undertake to advise you as to any changes in federal income tax law or administrative practice that may affect our opinion after the Effective Time of the Merger.

Sincerely,

SAUL EWING, LLP

By:
Harry D. Shapiro